UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 14, 2026, Oculis Holding AG (the “Registrant”) published the results of its 2026 Annual General Meeting held at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, on May 13, 2026 at 12:00 p.m. CEST (the “Meeting”). The press release and the Registrant’s latest Articles of Association, as amended by the shareholders at the Meeting, are furnished hereto as Exhibits 99.1 and 99.2, respectively.

Exhibit 99.2 is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-294011, 333-278409, 333-271063 and 333-291426).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated May 14, 2026
99.2	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: May 14, 2026	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer